LINUX GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED OCTOBER 25, 2004

The following discussion of the results of operations of the Company for the six months ending August 31, 2004, and in comparison to the prior year, should be read in conjunction with the Company’s Financial Statements and accompanying notes for the six months ended August 31, 2004 and 2003.

Overall Performance

The Company is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek in Alaska, which is optioned to Teryl Resources Corp., and an option to earn a 100% interest in a private company, which holds an option to earn an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometers in Hebei Province, People’s Republic of China.

Results Of Operations

These financial statements are prepared in conformity with the standards of the Public Company Accounting Oversight Board (United States) and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

During the six months ended August 31, 2004, we received no revenues from operations as compared to $nil revenues in the same period 2003.

Administrative expenses for the six months ended August 31, 2004 totaled $77,200 as compared to $1,672 in 2003. The expenses increased from the prior year due to the increased activity of the Company. Office, rent and telephone totaled $29,129 compared to $4,260 in 2003. Professional fees totaled $12,896 compared to $4,095 in 2003. We also incurred an imputed interest charge of $9,217 compared to $5,045 in 2003. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. Filing and regulatory expenses increased due to increased reporting activities. Consulting and subcontract expenses decreased to $79,035 in 2004 from $105,762 in 2003.

In 2003 we recorded an option payment of $80,000 which represented the 200,000 shares we received pursuant to the joint venture agreement with Teryl Resources Corp. We paid $36,458 for mining acquisitions and related exploration work as compared to $nil in 2003.

Financing Activities

During the six months ended August 31, 2004, share subscriptions were received totalling $165,331. The private placement will consist of US$0.15 per unit. Each unit will consist of one common share and one half share-purchase warrant. Two warrants will enable the investor to purchase one additional common share at an exercise price of US$0.20 during the first year or US$0.25 during the second year.

Mining and Exploration Operations
Fish Creek

On July 12, 2004 we announced that the drilling permit has been approved by the State of Alaska exploration division, on the Fish Creek property. The Company plans to drill up to 25 vertical eight inch diameter holes, on two lines, to explore the potential Fish Creek placer gold paystreak. Each line will be composed of 10 to 15 drill holes spaced 50 to 200 feet apart, and from 45 to 75 feet deep, to test two anomalies located last year by a magnetic survey. The survey located two anomalies indicative of a potential buried placer gold bearing channel, extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property.

In addition to placer drilling, it is planned to drill up to 40 auger holes on a 200 feet grid and drill two vertical five inch holes up to 300 feet deep with the reverse circulation drilling rig along the east flank of Fish Creek valley to explore the mineral potential of an intrusive and lithology of bedrock.

According to our geologist, the goal of the drilling is to establish a tight cross section of the potential Fish Creek paystreak with important data regarding the location and value of the placer and the lode ore body.

On September 28, 2004 we announced that drilling had commenced on the Fish Creek Gold Target. The dual targets to drill are the placer target and the intrusive target, with the objective to test the lithology and to analyze for concentrations of precious/base metals. The Company will drill 25 vertical eight-inch diameter holes on two lines to explore the potential Fish Creek placer gold paystreak, and to test the two anomalies located last year by a magnetic survey.

TY Gold Property, Bralorne Mining District, British Columbia

We continued exploration work on the TY Gold property.

BLN Gold Property, Hebei Province, China

On January 20, 2004 the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; option to acquire the and license to operate all existing small mines in the district; the option to explore, develop and produce gold and silver in the district and options to expand to other districts. The Company can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying CAD$50,000 cash, and expending a total of CAD$500,000 in a three-phase work program.

On October 12, 2004 we announced that we had received confirmation of approval for exploration for Wang Yuan Mine, an additional permit for exploration is to be submitted on the nearby Lan Ying Mine. The objective of this year’s exploration program is to develop sufficient gold reserves to feed the 50 ton per day mill, which is located on our optioned property. An exploration program has commenced on the Wang Yuan mine to dewater the mine and commence a sampling program on the known gold zone.

Oro Property

The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia.

Our principal business objective is to continue exploration work and expend additional funds on each of the above properties, so long as we continue to receive encouraging results.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
August 31, 2004	$nil	(204,420)	0.00	0.00
May 31, 2004	$nil	(238,873)	0.00	0.00
February 29, 2004	$nil	194,964	0.00	0.00
November 30, 2003	$nil	(131,474)	0.00	0.00
August 31, 2003	$nil	(139,024)	0.00	0.00
May 31, 2003	$nil	(30,700)	0.00	0.00
February 29, 2003	$nil	(9,085)	0.00	0.00
November 30, 2002	$3,297	(19,694)	0.00	0.00

Liquidity and Capital Resources

B.            LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of capital stock. Minor amounts were derived from oil and gas revenues, and interest.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. On July 16, 1999, we received from John G. Robertson, its then President, currently the Chairman of the Board, a "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations". In substance, the Commitment states that if we are not able to obtain funds required for maintaining our ongoing operations and status as a publicly traded company, from other sources, Mr. Robertson agrees and commits to provide, and/or arrange for any such funds for us on either a loan, equity, or combination basis, on mutually agreeable terms, and which comply with any regulatory rules and regulations applicable to such transactions. Mr. Robertson further states that such maintenance funding requirements are estimated at approximately C$50,000 per year and that he is capable of arranging for such funding and/or is able to generate net earnings from revenues which will sustain our ongoing operations.

In the event that Mr. Robertson were not able to raise funds, and no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity
During the six months ended Augustt 31, 2004, we financed our operations and received $183,566 by:

(i)	receiving financial support from companies affiliated with the President of the Company in the amount of $18,235. These amounts are unsecured, non-interest bearing and due on demand;

(ii)	receiving share subscriptions for $165,331.

During the six months ended August 31, 2004, we spent $443,293 on operating activities for the six months ended August 31, 2004 as compared to $168,591 for the same period last year.

Our cash position has decreased by $155,487 to bank indebtedness of $3,655 and our working capital deficit, as at August 31, 2004 is $327,023.

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Alaska and China, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

TY, BC, Canada	2004	10,000	$ -	-
	2005	-	$ -	50,000
	2006
ORO, BC, Canada	2004	-	$ -	-
	2005	-	$ -	-
	2006
BLN Gold Property, Hebei Province, China	2004
	2005- 2006	45,000	472,000	150,000

These amounts may be reduced in the future as we determine which properties are of merit and abandon those with which we do not intend to proceed.

Related Party Transactions

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2004, 2003 and 2002, and rent of $6,000 in each of fiscal years 2004, 2003 and 2002. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director’s fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2004, 2003 and 2002.

We had related party advances outstanding of $248,865 at August 31, 2004, compared to $230,630 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

Also refer to “Liquidity and Capital Resources” regarding the “Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations” by John Robertson.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and mineral property costs is provided in the Company’s Consolidated Statement of Loss and Deficit and Note 3- “Mineral Properties contained in its Consolidated Financial Statements for August 31, 2004 and 2003.

Outstanding Share Data

The Company’s authorized share capital consists of 200,000,000 Common Shares without par value. Of these, 60,408,413 shares were issued and outstanding as of August 31, 2004, and as at the date hereof.

As at October 25, 2004, the following options and share purchase warrants were outstanding:

# of Warrants	Exercise Price	Expiry Date
875,000 (*)	$0.20	December 9, 2004
250,000	$0.15	January 30, 2005

*875,000 ½ warrants. 2 warrants are convertible into one common share for a total possible issuance of 437,500 common shares.

# of Stock Options	Exercise Price	Expiry Date
1,000,000	US$0.05	April 1, 2006
1,275,000	US$0.10	February 21, 2008
512,500	US$0.10	February 25, 2008
100,000	US$0.10	September 17, 2008
187,500	US$0.10	October 20, 2008
75,000	US$0.30	April 22, 2009
150,000	US$0.30	June 9, 2006
300,000	US$0.18	September 17, 2007
Total 3,600,000

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com